EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

June 18, 2018

To:
Israel Securities Authority
Tel Aviv Stock Exchange Ltd.

Re:	Notice of strike at DBS Satellite Services (1998) Ltd.

Bezeq announced today that it was notified by its subsidiary, DBS Satellite Services (1998) Ltd. (“DBS”) that on June 18, 2018, it received a notice from the National Labor Federation, in accordance with the Israeli Settlement of Labor Disputes Law, 5717-1957, that a strike has been declared, effective July 1, 2018 (the “Notice”).

According to the Notice, the issues in dispute are the intention to make organizational and structural changes and other activities within Bezeq or its subsidiaries, including potential mergers, claim of bad faith reflected by not disclosing certain information, required consultation and negotiations that are part of the terms of the law for collective labor situations.

DBS and Bezeq cannot at this stage assess the implications of this Notice.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.